DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008416

February 10, 2004

Mark Latham, Ph.D.
The Corporate Monitoring Project
177 Telegraph Road #302
Bellingham, WA 98226

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/10/2004

Re: USG Corporation
Incoming letter dated January 26, 2004

Dear Mr. Latham:

This is in response to your letter dated January 26, 2004 concerning the shareholder proposal submitted to USG by Mark Latham. On January 28, 2004, we issued our response expressing our informal view that USG could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

PROCESSED
FEB 24 2004
THOMSON
FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: John M. Jennings
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601

757011

Mark Latham, Ph.D.
The Corporate Monitoring Project
For timely receipt, please send all correspondence by fax to (360) 395-7007
or by email to mlatham@corpmon.com, as I may be traveling.
Voicemail: (360) 395-7007
Web: www.corpmon.com

January 26, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareowner Proposal of Mark Latham to USG Corporation**

Ladies and Gentlemen:

I am writing in response to the January 23, 2004 letter (the "Second USG Letter") submitted to the Commission by Mr. John M. Jennings on behalf of the management of USG Corporation ("USG" or the "Company"), regarding a shareowner proposal (the "Proposal") submitted by me for inclusion in the Company's 2004 proxy mailing. The Proposal would request the Company's board to have the auditor selected annually by shareowner vote. Reference is also made to my January 12, 2004 letter regarding the Proposal ("My January 12 Letter") and Mr. Jennings' January 9, 2004 letter (the "First USG Letter").

I agree with the Second USG Letter that the standards set forth in SEC Release No. 34-40018 are sound and should be followed. Based on those standards, I believe the Proposal does not deal with a matter relating to the Company's ordinary business operations, for the reasons given in My January 12 Letter, which concludes that "auditor election by shareowners, with more than one auditor candidate, is practicable."

The Second USG Letter raised the issue of whether brand reputation can be used to match auditing firms with clients in different industries where the auditors may have different relative strengths. Comparison with such consumer choice of such complex products as cars can computers shows that brand reputation often includes such information. For example, some brands of computers are known to be better at multimedia processing than others; and some brands of cars are known to be more durable than others. Brand reputations are not simply one-dimensional rankings.

Shareowner election of auditors can still benefit from the audit committee's detailed review of auditor candidates described in the Second USG Letter. The board can convey audit committee recommendations to shareowners, just as boards convey director nominating committee recommendations now.

Based on the foregoing and My January 12 Letter, I request that the Commission staff not concur with the views expressed in the two referenced USG letters regarding exclusion of the Proposal from the USG proxy statement. For timely receipt because I may be traveling, please contact me by email or fax with any correspondence regarding this submission. Thank you. For your records however, my postal address is 177 Telegraph Road #302, Bellingham, WA 98226, USA. (I recently moved from San Francisco.)

Very truly yours,

Mark Latham

cc: Mr. John M. Jennings